

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 10, 2009

Via U.S. Mail

Carl E. Worboys
President
Pegasus Tel, Inc.
118 Chatham Road
Syracuse, NY 13203

Re: Pegasus Tel, Inc.
Registration Statement on Form S-1/A
Filed October 15, 2009, as amended on October 27, 2009
File No. 333-162516

Dear Mr. Worboys:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the spin-off was originally structured to be in compliance with Staff Legal Bulletin No. 4. However, we note that your former parent company, Sino Gas International Holdings, Inc., has disclosed (Form S-1, 333-147998) that the spin off may have violated Section 5 of the Securities Act of 1933. Please provide your analysis as to why Section 4(2) was available for the spin off. We note that there were 167 shareholders that participated in the spin off.

Prospectus Cover Page

2.   Make clear that selling shareholders will sell their shares at $0.10 until a market
        develops for the securities on the OTC Bulletin Board, assuming the stock
        becomes quoted on the OTC Bulletin Board.

Summary, page 5

3.   Please correct the statement in the second paragraph on page 5 (and throughout
        your filing) to state that your common stock will be quoted, not listed, on the
        OTC Bulletin Board.

4.   On page 7, you state that you have 20,215,136 shares of common stock issued and
        outstanding and you are registering 6,425,537 shares under this Form S-1.
        Further, you state that the 6,425,537 shares are 32% of your issued and
        outstanding shares held by non-affiliates. We note that affiliates of your company
        own approximately at least 7.5 million shares (we note from your beneficial
        ownership table that Joseph Passalaqua, the brother of your principal financial
        officer, owns 7,501,285 shares). Please revise your disclosure accordingly or tell
        us how you calculated that the 6,425,537 shares being registered under this Form
        S-1 are 32% of your issued and outstanding shares held by your non-affiliates.

Risk Factors, page 11

5.   Please add a risk factor that discusses that you do not have any external credit
        facility and assesses your ability to access credit in the current economic climate.

Our future financings could substantially dilute…, page 9

6.   In this risk factor you mention that you will need additional financing. Please
        quantify the amount of financing that you will need to continue operations over
        the next 12 months.

Services and Products, page 13

7.   Referring to the 13 payphones that your currently operate, please explain whether
        you have the right to operate payphones at the business locations pursuant to any
        long-term agreements or whether the business owners may terminate your license
        to operate these phones at-will.

Market and Competition, page 16

8.   In the last paragraph under this heading, you mention that you are able to provide
        higher quality customer service because your payphones alert you when your

phones experience technical difficulties. This is also important because a non-functional phone does not provide revenue. Here, please revise to discuss whether the payphones of your competitors also have this functionality and whether this functionality is standard in your industry.

Selling Stockholders, page 18

9.   On page 21, we note that you have listed Joseph Passalaqua and Joseph J. Passalaqua as selling shareholders. We also note that Joseph J. Passalaqua is listed on page 27 as a beneficial owner of 4.95% of your common stock. For Joseph J. Passalaqua and other applicable security holders, please provide the disclosure required under Item 507 of Regulation S-K such as the information regarding his material relationship with the company.

Further, please confirm whether Joseph Passalaqua is Joseph C. Passalaqua who owns 37.10% of the company or is also Joseph J. Passalaqua. If the former, then revise to provide Item 507 disclosure. If the latter, then consolidate the holdings. Finally, revise your statements on page 23 under "Selling Stockholder Relationships" consistent with the revisions under this comment.

10.   We note that you are registering the resale of less than 10 shares for numerous selling shareholders. Advise whether these shareholders are affiliates. If not and they have held their shares for more than 1 year, tell us why you are registering these shares for resale.

11.   The introduction to the table is not consistent with what is presented in the table. For example, the introduction indicates that the percentage of the total outstanding owned by each selling shareholder following successful completion of the offering is depicted; however it is not. Please revise.

Director and Officer Compensation, page 25

Code of Business Conduct and Code of Ethics, page 26

12.   The fourth paragraph on page 26 states that you do not have a Code of Business Conduct and Ethics. However, your exhibit list states that you do have such codes because you reference them as being filed with your Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007. Further, however, you have not filed an Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007. Please reconcile these statements and events and revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

Industry Trends, page 32

13.   Your disclosure under this section is too vague. In the first paragraph under this section, you briefly mention changes facing telephone companies, your competitors, and the strengths of your competitors. You, however, operate payphones in upstate New York. Please revise this disclosure to provide more relevant information to your investors regarding the trends in the public payphone industry and how your company is affected by these trends.

14.   In addition, the second paragraph of this section states that ongoing changes in the telecommunications industry will impact your company and such impact depends on many factors. Again, this disclosure is too general. Please revise to discuss the ongoing changes in the telecommunications industry that pertain to your line of business and elaborate on how such changes could specifically affect your business.

Fiscal year ended December 31, 2008 compared to fiscal year ended December 30, 2007

Results of Operations, page 33

15.   In the fourth paragraph under this section, please explain in more detail what is local service revenue.

16.   For this period and other periods presented, please add disclosure discussing whether your decrease in revenues is a known trend that is reasonably likely to result in your liquidity decreasing in a material way and, if so, indicate the course of action that you have taken or will take to remedy this deficiency.

Liquidity and Capital Resources, page 35

17.   From the first paragraph under this section, we note that you have had significant net losses for the last two fiscal years and your principal source of liquidity is borrowing from executive officers and certain stockholders. Please revise to disclose a detailed plan provided by management that focuses on how management intends to increase liquidity and move the company to profitability. This plan should point out:
   •   What are the short-term and long-term issues that the company must deal with in order to reduce its net losses and increase liquidity,
   •   How management intends to address these issues, and
   •   The likelihood of success against these issues.

Here, please discuss specific issues affecting the company and avoid general disclosure that is applicable to many different issuers. Please note that we consider the long-term to be a period of greater than 12 months.

18. Your chart of beneficial ownership shows there is a Joseph C. Passalaqua and a Joseph J. Passalaqua. In the fifth and sixth paragraph on page 35 you mention indebtedness owed to Joseph Passalaqua. Here (and where you disclose similar details) please specifically identify to whom this debt is owed.

Certain Relationships and Related Transactions and Corporate Governance, page 39

19. In the fifth and eighth paragraph on page 8, you state that the company has issued notes payable to Joseph Passalaqua that are bearing interest at 15% and 18%. However, in the second paragraph on page 39, you state that notes payable to Mr. Passalaqua bear interest at 10% and 18%. Please revise to provide consistent disclosure.

20. Please file the agreements for your indebtedness as exhibits to the registration statement.

Notes to the Financial Statements, F-7

Notes 1 – Organization and Summary of Significant Accounting Policies, page F-7

21. Please revise your disclosure under "Organization and Basis of Presentation" on page F-8 to be consistent with your disclosure on pages 12 and 13.

Item 16. Exhibits, page 84

22. You incorporate by reference to an Amendment No. 1 to a Form 10-K for fiscal year ended December 31, 2007. However, you have not filed an Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007. Please revise your exhibit index accordingly.

Exhibit 23.2

23. In your next amendment, please attach the correct consent of your independent registered public accounting firm.

Item 17. Undertakings, page 85

24. Please revise to include the disclosure required under Item 512(a)(6)(iv).

Signatures

25.   Please revise to have your principal financial officer, controller, or principal
        accounting officer sign the registration statement.

                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all of the information required
under the Securities Act of 1933 and that they have provided all of the information
investors require for an informed investment decision. Since the company and its
management are in possession of all of the facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   Should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •   The action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   The company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
of the information you provide to the staff of the Division of Corporation Finance in
connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the federal securities laws as they relate to

the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 530-9008
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm